Mail Stop 3561

      							April 16, 2006


Mr. Dean Braconnier
Chief Financial Officer
Organic Recycling Technologies Inc.
Suite 204
3970 E. Hastings St
Burnaby, BC V5C 6C1

	Re:	Organic Recycling Technologies Inc.
      Form 10-KSB for Fiscal Year Ended September 30, 2004
		Filed January 13, 2005

		Form 8-K filed on April 11, 2006
		File Number 0-30096


Dear Mr. Braconnier:

      We have reviewed your filing and have the following comments.
We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please address the following comments in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a future revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the Fiscal Year Ended September 30, 2005

1. We note that you filed a Form 12b-25 on December 29, 2005 relating to your Form 10-KSB for the year ended September 30, 2005. In this filing, you indicated that you expected to filed the Form 10-KSB, complete with audited financial statement, within the 15 day extension period. Please tell us when you expect to file the Form 10-KSB and when your new auditors anticipate that they will be in a position to issue an auditor`s report on the financial statements for the year ended September 30, 2005.

Item 4.01 8-K filed on April 11, 2006

2. We note that you filed the Form 8-K on April 11, 2006, rather than within the prescribed 4 day period after your auditors resigned on March 29, 2006. Please tell us why this report was not filed timely.

3. We note that on April 5, 2006, you engaged Hawkins Accounting as your principal independent accountants. Please amend your Form 8-K to indicate whether you have had any consultations with your new accountants up through the date of engagement in accordance with Item
304 of Regulation S-B.

*    *    *    *

      Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

      You may contact Kathleen Kerrigan, Staff Accountant, at
(202)
551-3369 or me at (202) 551-3841 if you have questions regarding comments on the financial statements and related matters.

      Sincerely,



								Michael Moran
								Accounting Branch Chief


Mr. Dean Braconnier
Organic Recycling Technologies Inc.
April 14, 2006
Page 3